UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                            WORLDWIDE EQUIPMENT CORP.
                 (Name of Small Business Issuer in its charter)


               Florida                                  59-3191053
   (State or other jurisdiction of                   (I.R.S. Employer
   incorporation or organization)                 Identification Number)



   599 W. Hartsdale Avenue, Suite 201, White Plains, NY                10607
   ----------------------------------------------------------       -----------
         (Address of principal executive offices)                   (Zip Code)


       Registrant's telephone number, including area code: (914) 428-8191




           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
                                (Title or class)

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

                                TABLE OF CONTENTS

                                                                                                            Page

                                                                                                            ----
PART I

ITEM 1.       DESCRIPTION OF BUSINESS............................................................              1

ITEM 2.       PLAN OF OPERATION..................................................................              4

ITEM 3.       DESCRIPTION OF PROPERTY............................................................              7

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN
              BENEFICIAL OWNERS AND MANAGEMENT...................................................              7

ITEM 5.       MANAGEMENT.........................................................................              8

ITEM 6.       EXECUTIVE COMPENSATION.............................................................              9

ITEM 7.       CERTAIN RELATIONSHIPS AND
              RELATED TRANSACTIONS...............................................................              9

ITEM 8.       DESCRIPTION OF SECURITIES..........................................................             10

PART II

ITEM 1.       MARKET FOR COMMON EQUITY AND RELATED
              STOCKHOLDER MATTERS................................................................             11

ITEM 2.       LEGAL PROCEEDINGS..................................................................             12

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH
              ACCOUNTANTS ON ACCOUNTING AND
              FINANCIAL DISCLOSURE...............................................................             12

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES............................................             12

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................................             13

PART F/S

ITEM 1.       FINANCIAL STATEMENTS AND EXHIBITS..................................................             14


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development

Worldwide Equipment Corp. is a Florida corporation that was incorporated in June 1993.

Other than our equity interests in our subsidiaries, ARO of America, Inc. and Best Rate International, Inc., we have no operations or assets. Best Rate is wholly owned by ARO. We hold approximately 23% of the issued and outstanding stock of ARO. ARO is a privately-held company with no active operations since August 1998 when it sold its assets to a sport utility manufacturing business. Best Rate is a master distributor of Freewwweb.com, a no-cost Internet service provider with approximately 1,000,000 users in the United States and Canada. We have a negligible asset base and no active operations. We have not conducted any operational activities since August 1999, when we disposed of equipment assets held by our former subsidiary, International Tractor Co. Presently, we are seeking merger and acquisition opportunities.

We are filing this registration of our securities on a voluntary basis because the primary attraction of us as a merger partner or acquisition vehicle will be our status as a reporting public company. Any business combination or transaction could result in a significant issuance of shares and substantial dilution to our current stockholders.

We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly-registered corporation. These perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all stockholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

We have, and will continue to have, nominal capital with which to provide the owners of business opportunities with any significant cash or other assets. However, we believe that we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly-registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with their acquisition of a business opportunity, including the costs of preparing reports such as Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, our officers and directors have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

Investment Company Act of 1940

Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, we believe that we will not be subject to regulation under the Investment Company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In this event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences. We anticipate expect to be exempt from the Investment Company Act of 1940 via Regulation 3a-2.

Investment Adviser Act of 1940

We believe we are not an investment adviser under the Federal Investment Adviser Act of 1940, which classification would involve a number of negative considerations. Accordingly, we will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of Section 202(a)(11) of the Investment Adviser Act of 1940, 15 U.S.C.

Risk Factors

We have no operations or revenues and have limited assets. With the exception of our interests in ARO and Best Rate, we have no operations. We have no revenues or earnings from operations. We have little or no tangible assets or financial resources. We will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss which will increase continually until we consummate a business combination with a profitable business opportunity. There is no assurance that we can identify such a business opportunity and consummate such a business combination.

Transferability of our shares of common stock is limited because a significant number of states have enacted securities or blue sky laws and regulations restricting or, in many instances, prohibiting, the initial sale and subsequent resale within that state of securities of blank check companies such as us. In addition, many states, while not specifically prohibiting or restricting blank check companies, would not register our securities for sale or resale in their states. Because of these regulations, we have no current plan to register any securities with any state. To ensure that any state laws are not violated through the resales of our securities, we will refuse to register the transfer of any securities to residents of any state which prohibits this resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for our securities will develop in any state until consummation of a business combination.

We are and will continue to be a minor participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us. Nearly all of these entities have significantly greater financial resources, technical expertise and managerial capabilities than we, and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. In addition, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. We cannot assure you that we have or will be able to negotiate a business combination on favorable terms. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target business opportunity to have achieved, and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination which will limit our activities to those engaged in by the entity with which we merge or acquire. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

In the event that we engage in business combinations which result in our holding passive investment interests in a number of entities, we could become subject to regulation under the Investment Company Act of 1940. Although we will be subject to regulation under the Securities Exchange Act of 1934, we believe that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we are subject to the Investment Company Act, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have not obtained formal determination from the Securities and Exchange Commission regarding our status under the Investment Company Act of 1940 and, consequently, any violation of this act could cause material adverse consequences to our business.

A business combination involving the issuance of our common stock will, in all likelihood, result in stockholders of a private company obtaining a controlling interest in us. Any similar business combination may require our management to sell or transfer all or a portion of our common shares held by them, or resign as members of our board of directors. The resulting change in control could result in the removal of key management personnel and a corresponding reduction in or elimination of his participation in our future affairs.

Our primary plan of operation is based upon a business combination with a private company which will result in our issuing securities to stockholders of a company we are merging with or acquiring. The issuance of previously authorized and unissued common stock would result in reduction in percentage of shares owned by our present and prospective stockholders.

The requirement of audited financial statements may disqualify business opportunities. Sections 13 and 15(d) of the Securities Exchange Act of 1934 require companies to provide information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

ITEM 2.  PLAN OF OPERATION.

We currently have no operations or revenues. We are seeking to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for our securities. We do not have any possible acquisition of merger candidates as of the date of this filing.

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to us by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. Our management anticipates that we may be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our stockholders because it will not permit us to offset potential losses from one venture against gains from another.

The analysis of new business opportunities will be undertaken by, or under the supervision of Mitchell Hymowitz, our sole director and president, who may not be considered a professional business analyst. Mr. Hymowitz will be the key person in the search, review and negotiation with potential acquisition or merger candidates. We intend to concentrate on identifying preliminary prospective business opportunities which may be brought to our attention through present associations of our officers and directors, or by our stockholders. In analyzing prospective business opportunities, we will consider such matters as:

        o   the available technical, financial and managerial resources;

        o   working capital;

        o   other financial requirements;

        o   history of operations, if any;

        o   prospects for the future;

        o   nature of present and expected competition;

        o the quality and experience of management services which may be available and the depth of that management;

        o   the potential for further research, development, or exploration;

        o   the potential for growth or expansion;

        o   the potential for profit;

        o the perceived public recognition of acceptance of products, services, or trades; and

        o   name identification.

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that our present management and stockholders will no longer control us. In addition, our sole director may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our stockholders. Any terms of sale of the shares presently held by any member of management will be also afforded to all other stockholders on similar terms and conditions. Any and all such sales will only be made in compliance with federal and applicable state securities laws.

We anticipate that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable securities laws. In some circumstances, however, as a negotiated element of its transaction, we may agree to register all or a part of these securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a merger or acquisition and we are no longer considered a shell company. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which we may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code. In order to obtain tax-free treatment, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our stockholders would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such stockholders.

As part of our investigation, our management may meet with a target company's management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. The manner in which we participate in an opportunity will depend on the nature of the opportunity, our respective needs and desires and other parties, our management of the opportunity and relative negotiation strength.

We will not acquire or merge with any entity which cannot provide independently audited financial statements within a reasonable period of time after closing of the proposed transaction. We will be subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty to file independent audited financial statements as part of our Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as our audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of our present management. If this transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse us for all costs associated with the proposed transaction.

Except as may be required by law, we do not intend to provide our stockholders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

We anticipate that we will incur nominal expenses in the implementation of our business plan. Since we have nominal capital with which to pay these anticipated expenses, we have entered into a consulting agreement with Ocean Crest Merchants Group. Ocean Crest will provide us with $50,000 to pay for both our old and new business expenses. Ocean Crest will also provide consulting services which consist of assisting us in merger and acquisition opportunities. The funds we receive from Ocean Crest should satisfy our working capital requirements for the next several months. We will issue Ocean Crest a promissory note convertible at the earlier of March 15, 2001 or the filing of a registration statement under the Securities Act of 1933 with the Securities and Exchange Commission into 8,750,000 shares of common stock in return for their services and financing.

We do not anticipate using any other outside consultants or advisors to effectuate our business purpose. However, if we do retain additional consultants or advisors, any cash fee earned by this party will need to be paid by the prospective merger/acquisition candidate, as we have no cash assets to compensate a consultant or advisor.

Employees

We have one full time and no part time employees. We do not need to hire additional employees to facilitate our business plan.

Competition

We will remain an insignificant participant among the marketplace of firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than we. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage to our competitors.

ITEM 3.  DESCRIPTION OF PROPERTY.

We currently maintain our offices at 599 W. Hartsdale Avenue, Suite 201, White Plains, New York 10607. We pay no rent for the use of this office. We do not believe that we will need to maintain an office at any time in the foreseeable future in order to carry out our plan of operations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information as of August 30, 2000 regarding beneficial ownership of our common stock by (i) each stockholder known us to be the beneficial owner of more than 5% of our common stock, (ii) by each director and executive officer and (iii) by all executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

                                              Number of           Percentage of
Name                                        shares owned          shares owned
- ----                                        ------------          ------------

Mitchell Hymowitz                            2,100,000                3.1%
11 Genesee Trail
Harrison, NY 10528

Brett Holdings, Inc.*                         5,595,541                8.2%
2600 N. Military Trail, Suite 206
Boca Raton, FL 33431

All officers and directors                   2,100,000                3.1%
    as a group (1 person)

* The interest held by Brett Holdings excludes 8,750,000 shares of common stock that will be received by Ocean Crest Merchants Group upon the conversion of the promissory note held by Ocean Crest. The president and principal of Brett Holdings is also the president and principal of Ocean Crest.

ITEM 5.  MANAGEMENT.

Officers and Directors

The following table sets forth certain information concerning each of our directors and executive officers:

Name                             Age                 Position
----                             ---                 --------

Mitchell Hymowitz                38                  President and Sole Director

Mitchell Hymowitz, 38 years old, has served as our president and sole director since June 1999, and as our chief financial officer since November 1997. From August 1998 to June 1999, Mr. Hymowitz served as our vice president, secretary and treasurer. Mr. Hymowitz has served as president of our minority-owned subsidiary, ARO of America, Inc. from June 1999 to the present, and served as vice president, treasurer and secretary between August 1998 and June 1999. In addition, Mr. Hymowitz has served as president of Best Rate International, a wholly-owned subsidiary of ARO, since September 1999. From 1990 to November 1997, Mr. Hymowitz was employed by H & W Hardware Co., a hardware retailer, as that company's vice president. Simultaneously during that period, Mr. Hymowitz was employed as treasurer of 220 First Avenue Realty, a building management company. Mr. Hymowitz received his B.S. in accounting from the University of Buffalo.

ITEM 6.  EXECUTIVE COMPENSATION.

The following table sets forth all compensation awarded to our sole director and officer:


                                        Period                            Salary                    Other
                                        ------                            ------                    -----
Mitchell Hymowitz          November 1997 - October 1998                     $150,000               200,000 Options
                                                                                                   Exercise @$4.00
                           November 1998 - October 1999                     $144,375                          None
                           November 1999 - February 2000                    $ 30,000                          None
                           March 2000 - Present                                 None                          None

We issued Mitchell Hymowitz 1,975,000 shares of our common stock as payment of his salary from April 1999 through February 2000, included as salary above.

Employment Agreement

In March 1997 we entered into an employment contract with Mitchell Hymowitz for a period of three years, commencing on November 1, 1997. Under this agreement Mr. Hymowitz is to receive a base salary of $150,000 per year in addition to options to purchase an aggregate of 200,000 shares of our common stock. Due to our financial condition, Mr. Hymowitz received 1,975,000 shares of our common stock in lieu of his salary from April 1999 to February 2000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Brett Holdings, Inc. loaned us $550,000 pursuant to a convertible debenture in August 1997. Brett Holdings was granted options to purchase 900,000 shares of common stock at $0.50 per share in connection with the loan. To date, Brett Holdings has exercised 670,000 options. Brett Holdings is a shareholder in our company.

We have entered into a consulting agreement with Ocean Crest Merchants Group. Under this agreement Ocean Crest will receive a promissory note convertible into 8,750,000 shares of common stock in return for providing us with consulting services and $50,000 in financing. The president and principal of Ocean Crest is also the president and principal of Brett Holdings.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

Worldwide's articles of incorporation authorizes it to issue 100,000,000 shares of common stock at $.001 par value. Each holder of common stock is entitled to one vote for each share of common stock held. August 30, 2000, there were 66,891,353 shares of common stock outstanding. Upon liquidation, each stockholder is entitled to receive a proportionate share of his, her or its assets available for distribution to stockholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of common stock issued and outstanding are fully-paid and nonassessable. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the board of directors out of funds legally available therefor.

Preferred Stock

Worldwide's articles of incorporation permit the issuance of 1,000,000 shares of convertible preferred stock. We had authorized the issuance of series A convertible preferred stock, all of which automatically converted into shares of our common stock on July 1, 1999. The preferred stock is entitled to preference in the declaration of dividends if and when any dividends are declared or paid and in the event of liquidation.

Options and Warrants

We also have a number of options and warrants outstanding to purchase shares of our common stock. A summary of options and warrants outstanding as of August 30, 2000, is as follows:

   Number of Shares         Exercise Price       Expiration Date
   ----------------         --------------       ---------------
       230,000                 $0.50             August 31, 2000
       200,000                  4.00             No expiration date
       228,250                  2.00             December 31, 2000
        60,000                  1.00             August 31 - December 31, 2000
        15,000                  1.00             No expiration date

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Worldwide's common stock traded on the over-the-counter Bulletin Board under the symbol "wwde." However, Worldwide was not compliant with the NASD's eligibility requirements on May 18, 2000 and was delisted from the OTCBB. The common stock now trades on the pink sheets. Over the past two fiscal years, its common stock has traded at closing sales prices indicated in the following chart:

                                              High               Low
                                              ----               ---
1st quarter                1998               4.50              3.75
2nd quarter                1998               4.00              2.75
3rd quarter                1998               3.125             1.25
4th quarter                1998               2.25              0.5625
1st quarter                1999               1.0625            0.3125
2nd quarter                1999               0.38              0.10
3rd quarter                1999               0.15              0.045
4th quarter                1999               0.0475            0.015
1st quarter                2000               2.13              0.015
2nd quarter                2000               0.13              0.02

As of August 30, 2000, there were in excess of approximately 2,844 holders of our common stock.

Worldwide is authorized to issue 100,000,000 shares of common stock, $0.001 par value, of which 66,891,353 shares were issued and outstanding as of August 30, 2000. We are also authorized to issue 1,000,000 shares of preferred stock, par value $0.001 per share. As of August 30, 2000 there were 999,975 shares of common stock not issued in connection with 37,500 shares of series A convertible preferred stock that automatically converted in July 1999. There are no other shares of preferred stock issued or outstanding. Each holder of common stock is entitled to one vote per share of common stock held.

As of August 30, 2000, we also have the following options and warrants outstanding:

     Number of Shares        Exercise Price        Expiration Date
     ----------------        --------------        ---------------

         230,000                $0.50            August 31, 2000
         200,000                 4.00            No expiration date
         228,250                 2.00            December 31, 2000
          60,000                 1.00            August 31 - December 31, 2000
          15,000                 1.00            No expiration date

Dividend Policy

Worldwide has not paid any cash dividends on its common stock and presently intends to continue a policy of retaining earnings, if any, for reinvestment in its business.

ITEM 2.  LEGAL PROCEEDINGS.

In August 1997 we entered into a 30 day $30,000 promissory note with Edward J. Farrell Jr. We have been in default. However, on April 5, 2000, a settlement was reached whereby we paid Mr. Farrell $25,000 and 160,000 shares of common stock.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On February 21, 2000, we terminated our relationship with Moore Stephens, P.C. and appointed Paritz & Company, P.A. as our independent auditors. There were no disagreements with Moore Stephens, P.C.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

In December, 1997, we consummated the sale of 900,000 units, each unit consisting of one share of series A convertible preferred stock and one warrant to purchase one share of common stock at an exercise price of $2.00 per share. This offering was made pursuant to the exemption from federal registration afforded by Rule 506 of the Securities Act of 1933, as amended. Each purchaser in this private placement represented and warranted that he was an accredited investor as defined in Regulation D of the Securities Act and had access to our financial information.

From February 1998 through April 2000, 673,750 shares of our common stock were issued for the exercise of warrants pursuant to the private placement above, for an aggregate of $1,041,100.

In August 1998 we consummated the sale of 991,666 shares of common stock at $0.75 per share to five investors pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. These investors had access to our financial information and other information concerning our company.

From September 1998 through August 1999, $1,370,000 of our convertible debentures were converted into 6,887,769 shares of our common stock.

From August 1999 through April 2000, 22,832,762 shares of our common stock were issued pursuant to the conversion of 856,250 shares of series A convertible preferred stock.

From September 1999 through March 2000, $655,000 of our convertible debentures were converted into 23,621,683 shares of our common stock. In addition, 4,035,674 shares of our common stock were issued as payment for accrued interest aggregating approximately $226,193.

In April 2000, we issued 160,000 shares of our common stock in settlement of a default to repay a promissory note.

In April 2000, we issued 3,972,010 shares of our common stock as payment for accrued expenses aggregating approximately $198,600.

The shares issued in above transactions not covered by Regulation D were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Worldwide shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of Worldwide, or served any other enterprise as director, officer or employee at the request of Worldwide. The board of directors, in its discretion, shall have the power on behalf of Worldwide to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Worldwide. Indemnification of officers or persons controlling Worldwide for liabilities arising under the Securities Act of 1933 has been determined by the Commission to be against public policy and unenforceable.

PART F/S

ITEM 1.  FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following financial statements of the Company are filed as part of this
Report:

Audited balance sheet as of August 31, 1999 and related statements of operations, stockholders' equity and cash flows for the periods then ended August 31, 1999 and August 31, 1998. Unaudited balance sheet as of May 31, 2000 and related statements of operations, stockholders' equity and cash flows for the period.


 (2) Exhibits:


  3.0      Articles of Incorporation*
  3.1      Amended Articles of Incorporation*
  3.1(a)   Amendment to Amended Articles of Incorporation*
  3.2      Bylaws*
 10.1      Employment Agreement with Mitchell Hymowitz*
 10.2      Consulting Agreement*
 27.1      Financial Data Schedule
 99        Consent of Former Auditor*

* Previously filed

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Worldwide Equipment Corp.

Date:  August 30, 2000                    By: /s/ Mitchell Hymowitz
                                          --------------------------------------
                                             Mitchell Hymowitz, President

Paritz & Company, P.A.






                         WORLDWIDE EQUIPMENT CORP.
                             AND SUBSIDIARIES

                 AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                      WITH

                       INDEPENDENT AUDITORS' REPORT

                        YEAR ENDED AUGUST 31, 1999

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Stockholders and
Board of Directors of

Worldwide Equipment Corp. and Subsidiaries
White Plains, New York

         We have audited the accompanying consolidated balance sheet of Worldwide Equipment Corp. and Subsidiaries as of August 31, 1999 and the related consolidated statement of operations, stockholders' equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worldwide Equipment Corp. and Subsidiaries as of August 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

         The accompanying consolidated financial statements have been prepared assuming that Worldwide Equipment Corp. will continue as a going concern. As discussed in Note 2, Worldwide Equipment Corp. has incurred recurring losses, had a working capital deficiency and a net capital deficiency of $1,068,568 as of August 31, 1999 and has had difficulty meeting its financial obligations as they become due. These factors raise substantial doubt about Worldwide Equipment Corp's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Paritz & Company, P.A.

Hackensack, New Jersey
April 30, 2000

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------


To the Stockholders and Board of Directors of Worldwide Equipment Corp.



                  We have audited the accompanying consolidated statements of operations, stockholders' equity [deficit], and cash flows of Worldwide Equipment Corp. and its subsidiaries for the year ended August 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Worldwide Equipment Corp. and its subsidiaries for the year ended August 31, 1998, in conformity with generally accepted accounting principles.

                  The accompanying consolidated financial statements have been prepared assuming that Worldwide Equipment Corp. will continue as a going concern. As discussed in Note 3 [not presented herein] to the consolidated financial statements, Worldwide Equipment Corp. had a working capital deficit of $6,515,946 and a net capital deficit of $695,447 as of August 31, 1998, and has had difficulty meeting its financial obligations as they become due. These factors raise substantial doubt about Worldwide Equipment Corp.'s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3 [not presented herein]. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                             MOORE STEPHENS, P. C.
                                             Certified Public Accountants.


Cranford, New Jersey
December 9, 1998

                   WORLDWIDE EQUIPMENT CORP. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                 AUGUST 31, 1999


====================================================================================================================
                                     ASSETS

CURRENT ASSETS:
  Cash                                                                                               $           210
                                                                                                     ---------------


     TOTAL CURRENT ASSETS AND TOTAL ASSETS                                                           $           210
                                                                                                     ===============

====================================================================================================================


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY


CURRENT LIABILITIES:
  Accounts payable and accrued expenses                                                                  $   413,778
  Convertible debentures                                                                                     655,000
                                                                                                     ---------------
     Total current liabilities                                                                             1,068,778



STOCKHOLDERS' DEFICIENCY                                                                                  (1,068,568)
                                                                                                     ---------------


     TOTAL STOCKHOLDERS' DEFICIENCY AND LIABILITIES                                                  $           210
                                                                                                     ===============


====================================================================================================================

                        See notes to financial statements

                   WORLDWIDE EQUIPMENT CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                       Year Ended August 31,
                                                                                    1999                   1998
                                                                           ----------------------  -------------------
Sales - net                                                                     $               -         $          -
Cost of goods sold                                                                              -                    -
                                                                           ----------------------  -------------------

GROSS PROFIT                                                                                    -                    -
======================================================================================================================

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                              226,164            1,834,541
                                                                           ----------------------  -------------------

Operating loss                                                                           (226,164)          (1,834,541)
                                                                           ----------------------  -------------------

Other (Income) expenses:
  Interest expense                                                                      3,301,210            1,029,550
  Interest income                                                                               -               (1,060)
  Other (income)                                                                                -              (87,500)
                                                                           ----------------------  -------------------
                                                                                        3,301,210              940,990
                                                                           ----------------------  -------------------

LOSS FROM CONTINUING OPERATIONS                                                        (3,527,374)          (2,775,531)

DISCONTINUED OPERATIONS:
  Loss  from operations of discontinued business segment                               (2,175,646)          (5,804,869)
  Gain (loss) on disposal of business segments                                          3,125,149           (2,690,651)
                                                                           ----------------------  -------------------

NET LOSS                                                                               (2,577,871)         (11,271,051)
Less imputed non-cash preferred dividend                                                        -            3,600,000
                                                                           ----------------------  -------------------
NET LOSS USED IN PER COMMON SHARE CALCULATION                                         $(2,577,871)        $(14,871,051)
                                                                           ======================  ===================
======================================================================================================================
LOSS PER SHARE OF COMMON STOCK
  Loss from continuing operations                                                           (0.47)               (1.07)
  Loss from operations of discontinued business segment                                     (0.29)               (2.25)
  Gain (loss) on disposal of discontinued business segment                                   0.41                (1.04)



Weighted average shares of common stock outstanding                                     7,549,270            2,583,275
======================================================================================================================

                        See notes to financial statements

                   WORLDWIDE EQUIPMENT CORP. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                      YEARS ENDED AUGUST 31, 1999 AND 1998

===================================================================================================================================
                                                                                         ADDITIONAL                       TOTAL
                                                PREFERRED              COMMON             PAID-IN      ACCUMULATED     STOCKHOLDERS'
                                                  STOCK                STOCK              CAPITAL        DEFICIT        DEFICIENCY
- ----------------------------------------------------------------------------------------------------------------------------------
                                         Shares       Amount     Shares        Amount
BALANCE-SEPTEMBER 1, 1997                      -    $     -    2,096,374       $2,096   $3,205,414    $  (3,007,373)  $     200,137
Net loss                                       -          -            -            -            -      (11,271,051)    (11,271,051)
Issuance of common stock in
connection with:
  Private placements, net of issuance
   of costs of $360,000                  900,000        900      891,667          892    3,906,958                -       3,908,750
  Exercise of private placement
   warrants                                    -          -      332,500          332      899,668                -         900,000
  Convertible promissory note                  -          -      100,000          100       74,900                -          75,000
  Exchange of warrants                         -          -       95,000           95          (95)               -               -
  Exercise of warrants                         -          -      262,500          263      192,237                -         192,500
  Stock issuances                              -          -      223,000          223      149,777                -         150,000
Stock based compensation                       -          -            -            -    1,202,792                -       1,202,792
Deferred interest                              -          -            -            -    3,871,425                -       3,871,425
Imputed non-cash Series A
Convertible Preferred Stock

dividend                                       -          -            -            -            -       (3,600,000)     (3,600,000)
Accretion of Series A Convertible
 Preferred Stock                               -          -            -            -    3,600,000                -       3,600,000
Stock subscription receivable                  -          -            -            -       75,000                -          75,000
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE-AUGUST 31, 1998                  900,000        900    4,001,041        4,001   17,178,076      (17,878,424)       (695,447)
Net loss                                       -          -            -            -            -       (2,577,871)     (2,577,871)
Issuance of common stock in
connection with:
    Conversion of Preferred Stock       (256,750)      (257)   6,846,496        6,847       (6,590)               -               -
    Conversion of debentures                   -          -    6,888,000        6,888    1,363,112                -       1,370,000
    Exercise of stock options                  -          -      670,000          670      334,330                -         335,000
    Exercise of private placement
     options                                   -          -      136,750          137      136,613                -         136,750
    Exercise of private placement
     warrants                                  -          -      107,500          107         (107)               -               -
    Stock issuances                            -          -      100,000          100         (100)               -               -
    Stock issued in settlement of
       litigation                              -          -      100,000          100      362,900                -         363,000
------------------------------------------------------------------------------------------------------------------------------------
BALANCE-AUGUST 31, 1999                  643,250       $643   18,849,787      $18,850  $19,368,234     $(20,456,295)    $(1,068,568)
                                      =============================================================================================
===================================================================================================================================

                        See notes to financial statements

                   WORLDWIDE EQUIPMENT CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


===============================================================================================================================
                                                                                                 Year Ended August 31,
                                                                                           1999                       1998

OPERATING ACTIVITIES:
 Loss from continuing operations                                                             $(3,527,374)           $(2,775,531)
                                                                               ------------------------------------------------
  Adjustments to reconcile net loss to net cash used in operating activities:

     Depreciation and amortization                                                                     -                787,380
     Amortization on discount of convertible debentures                                                                 111,301
     Stock based compensation                                                                          -              1,202,792
    Stock issued in settlement of litigation                                                     147,000
     Write-off of deferred charges                                                             3,306,516
  Changes in assets and liabilities:
     Increase (decrease) in:
         Accounts payable and accrued expenses                                                       500                442,777
                                                                               ------------------------------------------------
               TOTAL ADJUSTMENTS                                                               3,454,016              2,544,250
                                                                               ------------------------------------------------

NET CASH - CONTINUING OPERATING ACTIVITIES                                                       (73,358)              (231,281)
===============================================================================================================================

DISCONTINUED OPERATIONS:
  Income (loss) from discontinued business segments                                              949,503             (8,495,520)
  Items of non-cash in discontinued operations                                                (1,290,886)             3,466,532
                                                                               ------------------------------------------------

NET CASH -DISCONTINUED OPERATIONS                                                               (341,383)            (5,028,988)
===============================================================================================================================

INVESTING ACTIVITIES:
  Sale of net assets -ARO of America, Inc. net of cash paid                                            -             (1,175,000)
                                                                               ------------------------------------------------

NET CASH - INVESTING ACTIVITIES                                                                        -             (1,175,000)
===============================================================================================================================

FINANCING ACTIVITIES:
  Proceeds from issuance of loans and notes payable                                              276,750                945,223
  Proceeds from stock issuances                                                                  135,000                668,750
  Proceeds from issuance of Preferred Stock                                                            -              3,240,000
  Proceeds from exercise of warrants issued with Preferred Stock                                       -                900,000
  Proceeds from exercise of warrants                                                                   -                192,500
  Proceeds from additional stock issuances                                                             -                150,000
                                                                               ------------------------------------------------

NET CASH - FINANCING ACTIVITIES                                                                  411,750              6,096,473
===============================================================================================================================

DECREASE IN CASH                                                                                  (2,991)              (338,796)

CASH - BEGINNING OF YEAR                                                                           3,201                341,997
===============================================================================================================================

CASH - END OF YEAR                                                                             $     210          $       3,201
===============================================================================================================================

                        See notes to financial statements

                   WORLDWIDE EQUIPMENT CORP. AND SUBSIDIARIES

                SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


===============================================================================================================================
                                                                                                   Year Ended August 31,
                                                                                              1999                  1998
Cash paid during the year for:
  Interest                                                                                  $          -            $   166,383
                                                                                         ======================================
  Income taxes                                                                              $        325            $     1,683
                                                                                         ======================================


Non-cash financing activities:
  Conversion of debentures into common stock                                                $  1,370,000            $    75,000
                                                                                         ======================================
  Exercise of stock options                                                                 $    200,000
                                                                                         ===============










===============================================================================================================================

                        See notes to financial statements

                   WORLDWIDE EQUIPMENT CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 AUGUST 31, 1999

================================================================================

1        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Business description

         As of August 31, 1999, Worldwide Equipment Corp. ("the Company") has a negligible asset base and no active business operations.

         As of August 31, 1998, the Company was a holding company for its then wholly-owned subsidiaries, International Tractor Co., Inc. ("ITC") (which was sold in August, 1999 - see Note 3 and ARO of America, Inc. ("ARO") which was acquired in August, 1997 and owned 40% of the issued and outstanding common stock of East European Imports, Inc. ("EEI") (a development stage company) which planned to assemble and sell sports utility vehicles. In May, 1999 EEI ceased all business operations.

         During the year ended August 31, 1999, ARO sold 1,480,000 shares of its common stock for $370,000, which resulted in the Company owning approximately 63% of the issued and outstanding shares of ARO at August 31, 1999. Subsequent to August 31, 1999, (I) ARO sold an additional 1,020,000 shares of common stock for $255,000, (ii) convertible debentures aggregating $550,000 and related accrued interest of $78,054 were converted into 1,250,000 shares of ARO, and (iii) 4,500,000 shares of ARO were issued to acquire Best Rate International (see Note 7C). In addition, options to purchase 2,000,000 shares of ARO are outstanding. As a result of the above transactions, as of March 31, 2000 the Company owned approximately 23% of the issued and outstanding shares of ARO (approximately 19.5% if the options referred to above are exercised.)

         Basis of presentation

         The 1998 consolidated financial statements include the accounts of the Company and all majority- owned subsidiaries. The Company's investment in ARO in 1999 is accounted for using the equity method of accounting, since control was deemed temporary. The investment in ARO was written down to zero as a result of losses sustained.

         All material inter-company balances and transactions are eliminated.

         Uses of estimates in the preparation of financial statements

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

         Revenue recognition

         Revenue from product sales is recognized at the time the product is shipped.

================================================================================

         Property, plant and equipment and depreciation

         Property, plant and equipment are stated at cost. Major additions, improvements and renewals, which substantially increase the useful lives of assets, are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

         Depreciation is provided for both financial reporting and income tax purposes using the straight-line and accelerated methods.

         Income taxes

         The Company files separate Federal and state income tax returns.

         The Company accounts for deferred income taxes in accordance with SFAS Statement No. 109 ("SFAS 109"), which requires that deferred tax assets and liabilities be recognized for the future tax consequence attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, SFAS 109 requires recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not and that a valuation allowance be provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

         Stock based compensation

         Statement of Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen not to adopt SFAS 123 and to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

         Impairment of long-lived assets

         The Company accounts for the impairment of long-lived assets in accordance with SFAS No. 121 which requires that long-lived assets and identifiable intangibles held and used by a company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

         Advertising

         The Company expenses advertising costs as incurred. Total advertising costs charged to expense amounted to approximately $510 and $ 0 for the years ended August 31, 1999 and 1998, respectively.

         Comprehensive income

         Effective January 1, 1998, the Company adopted the provision of Statement No. 130. "Reporting Comprehensive Income", which modifies the financial presentation of comprehensive income and its components. In accordance with this Statement, a consolidated statement of comprehensive income is included in the financial statements to present all changes in stockholders' equity in the periods presented, other than changes resulting from transactions relating to the Company' stock.

================================================================================

         Fair value of financial instruments

         The Company adopted SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", which requires disclosing fair value, to the extent practicable, for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

         For the year ended August 31, 1998, in assessing the fair value of these instruments, the Company used a variety of methods and assumptions, which were based on estimates of market conditions and risks existing at that time. For certain instruments, including trade receivables, trade payables and loan and notes payable, it was assumed that the carrying amount approximated fair value for these instruments because of their short maturities. It was estimated that the carrying amount of the Company's long-term debt approximated its fair value based on quoted market prices for similar issues.

         Earnings per share

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share", which is effective for financial statements issued for periods ending after December 15, 1997.

         SFAS 128 supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share", and replaces its primary earnings per share with a new basic earnings per share representing the amount of earnings for the period available to each share of common stock outstanding during the reporting period. SFAS 128 also requires a dual presentation of basic and diluted earnings per share on the face of the statement of operations for all companies with complex capital structures. Diluted earnings per share reflects the amount of earnings for the period available to each share of common stock outstanding during the reporting period, while giving effect to all dilutive potential common shares that were outstanding during the period, such as common shares that could result from the potential exercise or conversion of securities into common stock.

         The computation of diluted earnings per share does not assume conversion, exercise or contingent issuance of securities that would have an antidilutive effect on earnings per share, i.e., increasing earnings per share or reducing loss per share). The dilutive effect of outstanding options and warrants and their equivalents are reflected in dilutive earnings per share by the application of the treasury stock method which recognizes the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common stock at the average market price during the period. Options and warrants will have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the options or warrants.

         Reclassifications

         Certain amounts included in the 1998 financial statements have been reclassified to conform with 1999 presentation.

================================================================================

2.       RISKS AND UNCERTAINTIES

         The accompanying consolidated financial statements have been prepared assuming that Worldwide Equipment Corp. will continue as a going concern. Worldwide Equipment Corp. has incurred recurring losses, had a working capital deficiency and a net capital deficiency of $1,068,568 as of August 31, 1999 and has had difficulty meeting its financial obligations as they become due. These factors raise substantial doubt about Worldwide Equipment Corp's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         In addition, the Company has a negligible asset base and no active business operations. Other than issuing shares to stockholders, the Company has not conducted any business since August, 1999.

         The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continually until it consummates a business combination with a profitable business entity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination on favorable terms..

         The Company intends to seek to acquire assets or shares of an entity or group of entities actively engaged in business which generates revenues, in exchange for their securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the officers, directors, employees or affiliates has engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and any other company as of the date of this registration statement.

3.       DISCONTINUED OPERATIONS

         On August 30, 1999 the Company sold all of the issued and outstanding common stock of ITC for a total consideration of the assumption of all obligations of ITC and the indemnification and release of the Company and its officers, directors and shareholders of all claims and obligations that may arise.

         The gain on disposition of discontinued operations included in the accompanying statement of operations results from the excess of liabilities over assets assumed by the purchaser.

         Sales of ITC were $3,842,234 and $7,844,767 for the years ended August 31, 1999 and 1998, respectively.

         Pursuant to an agreement dated August 6, 1998, ARO sold substantially all its assets and certain liabilities to EEI, and paid $500,000 at closing, in exchange for 40% of EEI's common stock . The sale resulted in a loss to operations of approximately $2,700,000 for the year ended August 31, 1998. ARO agreed to make additional payments to EEI in the amount of $1,300,000 (of which $650,000 has been paid) or suffer dilution. The Company can also incur dilution based on profit levels up to $20,000,000. The maximum dilution is 20%.

4.       CONVERTIBLE DEBENTURES

         The Convertible Debentures bear interest at rates ranging from 6% to 10% per annum and were due, as extended, on August 31, 1999 and 2000. See Note 7A for details relating to the conversion of these notes into common stock.

================================================================================

5.       STOCKHOLDERS' EQUITY

         The Company is authorized to issue 100,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of convertible preferred stock ("the Convertible Preferred Stock"), par value $.001 per share.

         Each share of Convertible Preferred Stock may be converted into two shares of the Company's common stock and each warrant is convertible into one share of common stock at a price of $2, subject to adjustment under certain circumstances. Each share of Convertible Preferred Stock is non-voting, unless converted into common stock of the Company. The Convertible Preferred Stock is entitled to preference in the declaration of dividends if and when any dividends are declared or paid and in the event of liquidation. There were no dividends declared or paid on the Convertible Preferred Stock during 1999 and 1998. All shares of the Convertible Preferred Stock not converted on or prior to July 1, 1999 will be automatically converted, based on the conversion ratio, into shares of common stock of the Company on that date. On the date of any conversion, the conversion ratio will be automatically adjusted so as to give the holder such number of common shares that the aggregate market value be at least $4. The discount resulting from an allocation of proceeds to the beneficial conversion feature is analogous to a dividend and is recognized as a return to the preferred shareholders over the minimum period in which the preferred shareholders can realize that return. The resulting discount is allocated from the date of issuance through the date the security was first convertible.

         Pursuant to a private placement memorandum dated December 9, 1997, the Company offered a maximum of 900,000 units of its securities at $4 per unit ("the Preferred Units"). Each Preferred Unit consisted of one share of Series A Convertible Preferred Stock and one Common Stock Purchase Warrant. As of August 31, 1998, 900,000 Preferred Units were issued for aggregate consideration of $3,240,000 net of offering costs.

         A summary of options outstanding as of August 31, 1999 is as follows:


                     Number of Shares            Exercise Price            Expiration Date
                     ----------------            --------------            ---------------
                            200,000                   4.00             No expiration date
                            313,250                   2.00             December 31, 2000
                             60,000                   1.00             August 31 - December 31, 2000
                             17,500                   1.00             No expiration date
              ---------------------
                            590,750
              =====================

         The following table summarizes transactions in options.


                                                                  Number         Weighted
                                                                      of          Average           Weighted
                                                                  Common          Exercise           Average
                                                                  Shares            Price           Fair Value
                                                                  ------            -----           ----------
              Options outstanding at August 31, 1997                120,000           $1.75             $ .70
                Granted                                           1,550,000            1.84              1.42
                Cancelled                                          (190,000)           0.50              1.10
                Exercised                                          (752,500)           1.58              2.60
                                                            -------------------------------------------------
              Options outstanding at August 31, 1998                727,500            2.44              2.70
                 Exercised                                         (136,750)           1.00              -
                                                            -------------------------------------------------
              Options outstanding at August 31, 1999                590,750           $2.54             $2.70
                                                            =================================================


================================================================================

         All outstanding options were exercisable as of August 31, 1999 and 1998.

         No options were issued during the year ended August 31, 1999.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants awarded during the year ended August 31, 1998:


                                                                                             Year Ended
                                                                                          August 31, 1998

                                                                                          ---------------
                Dividend yields                                                                  -%
                Expected volatility                                                              108%
                Risk-free interest rate                                                          5.5 %
                Expected lives                                                                   1.9 years

         The weighted-average fair value of options granted was $2.75 for the year ended August 31, 1998.

         If compensation cost (totaling approximately $465,000), for options issued under the Plan during 1998 had been determined based on the fair value at the grant dates for awards under Plan, consistent with the alternative method set forth under SFAS No. 123, the Company's net loss and basic diluted net loss per share of common stock would have been increased on a pro forma basis as indicated below.


                                                                                              Year Ended
                                                                                            August 31, 1998

                                                                                            ---------------
                Net loss:
                   As reported                                                               $(14,871,051)
                   Pro forma                                                                 $(15,336,051)

                Basic and diluted net loss per share of common stock:

                    As reported                                                              $     (5.75)
                    Pro forma                                                                $     (5.93)

6.       INCOME TAXES
         The Company has net operating loss carryforwards of approximately $1,650,000 which expire as follows:


                                YEAR                                       AMOUNT
                                ----                                       ------
                                2117                                      $   650,000
                                2118                                          585,000
                                2119                                          415,000
                                                                   ------------------
                                                                           $1,650,000
                                                                   ==================

         Due to significant changes in stock ownership of the Company, utilization of these carryforwards is limited pursuant to Internal Revenue Service Regulations.

         As of August 31, 1999, the Company has a deferred tax asset of approximately $560,000 relating to the net operating loss carryforwards against which a full valuation allowance has been recognized for financial statement reporting purposes.

================================================================================

7        SUBSEQUENT EVENTS

         A. From September, 1999 through March, 2000, $655,000 of convertible debentures of the Company were converted into 23,621,683 shares of common stock of the Company. In addition, 4,035,674 shares of common stock were issued as payment for accrued interest aggregating approximately $226,193.

         B. In February, 2000, $550,000 of convertible debentures of ARO were converted into 625,000 shares of ARO. Simultaneously, an additional 625,000 shares of ARO were issued in payment of accrued interest of $78,054.

         C. In September, 1999, ARO acquired all of the issued and outstanding shares of Best Rate International, Inc. ("Best Rate") in exchange for 4,500,000 shares of common stock of ARO. Best Rate is a master distributor of Freewwweb, a no-cost Internet service provider.

         D. In March, 2000, the Company entered into a one-year consulting agreement with a corporation owned by a stockholder of the Company, pursuant to which the consultant loaned the Company $50,000, which amount is convertible into 8,750,000 shares of the Company's common stock.

         E. In April, 2000, the Company issued 160,000 shares of common stock in settlement of a default to repay a promissory note.

                  In April, 2000, the Company issued 3,972,010 shares of common stock as payment for accrued expenses aggregating approximately $198,600.

Paritz & Company, P.A.

                         WORLDWIDE EQUIPMENT CORP.

                      UNAUDITED FINANCIAL STATEMENTS

                                    WITH

                        ACCOUNTANTS' REVIEW REPORT

                      NINE MONTHS ENDED MAY 31, 2000

                           ACCOUNTANTS' REVIEW REPORT

To The Stockholders and
Board of Directors of
Worldwide Equipment Corp.
White Plains, New York

         We have reviewed the accompanying balance sheet of Worldwide Equipment Corp. as of May 31, 2000 and the related statements of operations, stockholders' deficiency and cash flows for the nine months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Worldwide Equipment Corp.

         A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

         Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Worldwide Equipment Corp. will continue as a going concern. Worldwide Equipment Corp. has incurred recurring losses, had a working capital deficiency and a net capital deficiency of $119,928 as of May 31, 2000 and has had difficulty meeting its financial obligations as they become due. These factors raise substantial doubt about Worldwide Equipment Corp's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Paritz & Company, P.A.
Hackensack, New Jersey
August 23, 2000

                            WORLDWIDE EQUIPMENT CORP.

                                  BALANCE SHEET

                                  MAY 31, 2000
                                   (Unaudited)


                                     ASSETS

CURRENT ASSETS:
  Cash                                                              $     151
                                                                    ---------


TOTAL CURRENT ASSETS AND TOTAL ASSETS                               $     151
                                                                    =========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY




CURRENT LIABILITIES:
  Accounts payable and accrued expenses - trade                     $  57,970
                                        - affiliate                    12,109
  Convertible debentures                                               50,000
                                                                    ---------
     TOTAL CURRENT LIABILITIES                                        120,079



STOCKHOLDERS' DEFICIENCY                                             (119,928)
                                                                    ---------


TOTAL STOCKHOLDERS' DEFICIENCY AND LIABILITIES                      $     151
                                                                    =========



                         See accountants' review report

                   WORLDWIDE EQUIPMENT CORP. AND SUBSIDIARIES

                             STATEMENT OF OPERATIONS

                         NINE MONTHS ENDED MAY 31, 2000
                                   (Unaudited)

Sales - net                                             $         --
Cost of goods sold                                                --
                                                        ------------

GROSS PROFIT                                                      --



SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                 125,798
                                                        ------------


OPERATING LOSS                                              (125,798)

OTHER EXPENSES:
  Interest expense                                           (73,224)
                                                        ------------

NET LOSS                                                $   (199,022)
                                                        ============



NET LOSS USED IN PER COMMON SHARE CALCULATION           $   (199,022)
                                                        ============



LOSS PER SHARE OF COMMON STOCK:

  Loss from continuing operations                              (0.01)
                                                        ============




WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING       41,857,179



                         See accountants' review report

                            WORLDWIDE EQUIPMENT CORP.

                     STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                         NINE MONTHS ENDED MAY 31, 2000

                                                                                         ADDITIONAL                       TOTAL
                                                                                         PAID-IN        ACCUMULATED    STOCKHOLDERS'
                                           PREFERRED STOCK           COMMON STOCK        CAPITAL         DEFICIT        DEFICIENCY
------------------------------------------------------------------------------------------------------------------------------------
                                         Shares      Amount       Shares       Amount

BALANCE - AUGUST 31, 1999                643,250    $   643      18,849,787   $ 18,850   $ 19,368,234   $(20,456,295)  $ (1,068,568)

Net loss                                      --         --              --         --             --       (199,022)      (199,022)

Issuance of common stock in
connection with:

     Conversion of Preferred Stock      (599,000)      (599)     15,986,267     15,986        (15,387)            --

     Conversion of debentures                 --         --      25,836,992     25,837        814,207             --        840,044

     Conversion of accounts payable           --         --       5,792,144      5,792        283,826             --        289,618

      Exercise of private placement
           warrants                           --         --          99,500        100           (100)            --             --

      Stock issued in settlement of
             litigation                       --         --         160,000        160         17,840             --         18,000
                                      ----------    -------    ------------   --------   ------------   ------------   ------------

BALANCE - MAY 31, 2000                $   44,250    $    44    $ 66,724,690   $ 66,725   $ 20,468,620   $(20,655,317)  $   (119,928)
                                      ==========    =======    ============   ========   ============   ============   ============


                         See accountants' review report

                            WORLDWIDE EQUIPMENT CORP.

                             STATEMENT OF CASH FLOWS

                         NINE MONTHS ENDED MAY 31, 2000
                                   (Unaudited)

OPERATING ACTIVITIES:
  Net loss                                                                      $  (199,022)
  Changes in assets and liabilities:
      (Increase) decrease in:
         Accounts payable and accrued expenses-trade                                136,972
                                              -affiliate                             12,109
                                                                                -----------

NET CASH USED IN OPERATING ACTIVITIES                                               (49,941)
                                                                                -----------


FINANCING ACTIVITIES:
  Proceeds from issuance of loans and notes payable                                  50,000
                                                                                -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                            50,000
                                                                                -----------


DECREASE IN CASH                                                                        (59)

CASH - BEGINNING OF PERIOD                                                              210
                                                                                -----------


CASH - END OF PERIOD                                                            $       151
                                                                                ===========


Supplemental disclosures of cash flow information:
  Non-cash financing activities:
    Conversion of debentures and related accrued interest into common stock     $ 1,064,000
                                                                                ===========





                       See accountants' review report

                                  EXHIBIT INDEX


  3.0      Articles of Incorporation*
  3.1      Amended Articles of Incorporation*
  3.1(a)   Amendment to Amended Articles of Incorporation*
  3.2      Bylaws*
 10.1      Employment Agreement with Mitchell Hymowitz*
 10.2      Consulting Agreement*
 27.1      Financial Data Schedule
 99        Consent of Former Auditor*

* Previously filed.